

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

Stephen P. Holt
Chief Financial Officer
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, WA 98052

> **Re: MicroVision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 6, 2019**
> **File No. 001-34170**

Dear Mr. Holt:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Electronics and Machinery